Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Three Months Ended March 31,
(dollars in thousands)	2013	2014	2015	2016	2017	2018	2017
Net income	$40,139	$253,518	$262,570	$298,809	$317,676	$15,052	$41,787
Income tax expense (benefit)	22,841	(110,092)	22,058	13,356	9,230	1,844	2,199
Fixed charges	221,584	182,472	179,881	213,820	221,434	57,110	54,120
Earnings	284,564	325,898	464,509	525,985	548,340	74,006	98,106
Interest expense, net	146,112	105,152	98,399	123,682	128,390	33,555	31,479
Rents under leases representative of an interest factor (1/3)	75,107	76,955	81,117	89,773	92,679	23,464	22,550
Preferred dividends	365	365	365	365	365	91	91
Fixed charges	221,584	182,472	179,881	213,820	221,434	57,110	54,120
Ratio of earnings to fixed charges	1.3x	1.8x	2.6x	2.5x	2.5x	1.3x	1.8x

(1)

The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.